SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND FIFHTEENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: 06.16.2021 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial scenario and budget execution;
II.	resolved, by unanimity, after hearing the Statutory Audit Committee, to approve the granting of a guarantee for the 6th Issue of Debentures of Copel Distribuição S.A. under the terms discussed at the meeting and recorded in the supplementary material held in the Company's custody. The Board members or their representatives were also authorized to execute all documents and any amendments thereto, and ratified all acts already performed by the Company, represented by its officers and/or representatives, related to these resolutions;
III.	unanimously resolved to authorize the calling of an Extraordinary Shareholders' Meeting, on a date to be defined, given the resignation of the member of the Nominations and Evaluation Committee - Ana Silvia Corso Matte;
IV.	unanimously approved the election of Andriei José Beber, Leila Abraham Loria, and Marco Antonio Bologna as members of the Minorities Committee. The Board also elected Leila Abraham Loria as Chair of the Committee;
V.	unanimously decided to approve the Internal Regulations of the Minorities Committee and the Sustainable Development Committee;
VI.	received a biannual report on the Strategic Risk Portfolio, discussed the topics covered, and presented its recommendations;
VII.	received an update on the procedures for closing the divestiture of Copel Telecomunicações S.A;
VIII.	received information and discussed business opportunities in solar photovoltaic generation;
IX.	evaluated and discussed the results of the Annual Performance Evaluation of Statutory Bodies' Members - 2020 Cycle;
X.	saw the presentation delivered by an expert on “Macroeconomy”;
XI.	received information and discussed the subject related to the impacts of the water crisis on the electric sector and on Copel;
XII.	received a report from the Company’s Statutory Audit Committee on various matters and discussed the topics;
XIII.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented;
XIV.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 215th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOME

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.